Joseph J. Tomasek, Esq.
                             77 North Bridge Street
                          Somerville, New Jersey 08876





                                February 16, 2007

VIA EDGAR AND TELECOPY DELIVERY
Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20005

Attention:  Barbara C. Jacobs, Assistant Director

                    Re: Magnitude Information Systems, Inc.
                        Amendment No. 5 to Registration Statement on Form SB-2 Commission File No. 333-138961

Dear Assistant Director Jacobs:

      On behalf of Magnitude Information Systems, Inc, we hereby request, pursuant to Rule 461 of the Securities Act of 1933, that the Commission accelerate the effectiveness of the Company's Form SB-2 registration statement, as amended, Commission File No. 333-138961, and issue an order of effectiveness as of 4:00 p.m., eastern time, February 16, 2007.

      In connection with the foregoing request for acceleration of the effective date of the subject pending registration statement, management of the Company acknowledges that:

      - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

      - the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       Very truly yours,


                                       /s/ Joseph JTomasek
                                       -------------------
                                       Joseph J. Tomasek, Esq.

cc Daniel Lee, Esq., Staff
   Securities and Exchange Commission